SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2009
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Notice of Annual Meeting and Management Information Circular, dated May 28, 2009.

2.	Form of Proxy for Annual Meeting.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No.  333-85294), October 21, 2002 (File No.  333-100684), and on April 28, 2008 (File No. 333-150470).

DOCUMENT 1

RESEARCH IN MOTION LIMITED

Notice of Annual Meeting of the Shareholders

NOTICE IS HEREBY GIVEN THAT the Annual Meeting of the shareholders (the “Meeting”) of Research In Motion Limited (the “Company”) will be held on July 14, 2009, at The Centre for International Governance Innovation, 57 Erb Street West, Waterloo, Ontario at 6:30 p.m. for the following purposes:

1.	TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended February 28, 2009 and the Auditor’s Report thereon;

2.	TO ELECT the directors of the Company;

3.	TO RE-APPOINT the auditors of the Company and to authorize the Board of Directors to fix the auditors’ remuneration;

4.	TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Details of the foregoing transactions are contained in the accompanying management information circular.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit the enclosed duly executed form of proxy with the Company’s transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 6:30 p.m. (Eastern Standard Time) on July 10, 2009 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the Meeting.

The management information circular is deemed to form part of this notice.

DATED at Waterloo, Ontario this 28th day of May, 2009.

BY ORDER OF THE BOARD

(signed) John Richardson, Lead Director

RESEARCH IN MOTION LIMITED

Management Information Circular

for the

Annual Meeting of Shareholders

Tuesday, July 14, 2009

SOLICITATION OF PROXIES

This Management Information Circular and accompanying form of proxy are furnished in connection with the solicitation by or on behalf of management of Research In Motion Limited (the “Company”) of proxies to be used at the annual meeting of the shareholders of the Company (the “Meeting”) to be held on Tuesday, July 14, 2009 at 6:30 p.m. at the Centre for International Governance Innovation, 57 Erb Street West, Waterloo, Ontario and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting (“Notice of Meeting”).  Proxies will be solicited primarily by mail but may also be solicited personally, by telephone, electronic mail or by facsimile by the regular employees of the Company at nominal costs. The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Management Information Circular, the Notice of Meeting and form of proxy to the beneficial owners of such shares.  The Company will provide, without cost to such persons, upon request to the Corporate Secretary of the Company, additional copies of the foregoing documents required for this purpose.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Company and will represent management of the Company at the Meeting. A shareholder has the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the accompanying form of proxy, to represent the shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 6:30 p.m. (Eastern Standard time) on July 10, 2009 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deliver it to the chairman of the Meeting (“Chairman”) on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or its attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favor of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by proxy will be voted accordingly. If a specification is not made with respect to any matter the proxy will confer discretionary authority and will be voted FOR the election of individuals listed herein as directors of the Company and FOR the appointment of Ernst & Young LLP as independent auditors of the Company. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting in such manner as the nominee in his or her judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold common shares of the Company (“Common Shares”) in their own name, and thus are considered non-registered shareholders (“Beneficial Shareholders”).  Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker or another similar entity (“Intermediary”). Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act.  Accordingly, this Management Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

QUORUM

The presence of two shareholders or proxyholders entitled to cast votes representing at least 20 percent of the Common Shares will constitute a quorum at the Meeting or any adjournment of the Meeting.  The Company’s list of shareholders as of the record date (defined below) has been used to deliver to shareholders the Notice of Meeting and this Management Information Circular as well as to determine who is eligible to vote.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares. 567,349,882 Common Shares are issued and outstanding as of May 15, 2009, each of which carries the right to one vote on all matters that may come before the Meeting.  No Class A Shares or Preferred Shares are currently issued and outstanding. To the knowledge of the directors and officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company.(1)

(1)	This information reflects share ownership as of May 15, 2009 and is based on information from FactSet Research Inc.

CURRENCY

In this Management Information Circular, unless otherwise specified herein, all references to dollar amounts shall be to U.S. dollars. Unless otherwise noted, all Canadian dollar amounts have been converted into U.S. dollars at the following Bank of Canada average rates:

Fiscal 2009: U.S. $1.00 = CDN $1.1040
Fiscal 2008: U.S. $1.00 = CDN $1.0421

Any amounts in Canadian dollars have been highlighted by the inclusion of prefix “CDN” before a specified dollar amount.

RECORD DATE

Persons registered on the books of the Company at the close of business on May 26, 2009 (the “record date”) are entitled to vote at the Meeting. Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Company’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Company or its shareholders.

PRESENTATION OF FINANCIAL STATEMENTS

The audited comparative consolidated financial statements of the Company for the fiscal year ended February 28, 2009 (“Fiscal 2009”), together with the report of the auditors thereon, copies of which are contained in the Company’s annual report, will be presented to the shareholders at the Meeting.  Receipt at the Meeting of the auditors’ report and the Company’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Election of Directors

The Board of Directors of the Company presently consists of seven directors to be elected annually. In accordance with the Business Corporations Act (Ontario), the directors are authorized from time to time to fix the number of directors, between a minimum of one and a maximum of fifteen persons, without the prior consent of the shareholders. The number of directors to be elected at the Meeting has been fixed at seven persons. All of the nominees are now directors of the Company and have been directors since the dates indicated below. Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of any particular director or directors, the persons named in the enclosed form of proxy will vote FOR the election of each of the seven nominees whose names are set forth below.  Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will have the right to vote for another nominee in their discretion.  Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The following pages set out the names of the proposed nominees for election as directors together with their municipality of residence, age, year first elected or appointed as a director, present principal occupation, committee memberships and meeting attendance(1).  Also indicated for each person proposed as a director are the number and value on May 15, 2009 of Common Shares beneficially owned, directly or indirectly, or over which control was exercised and the number of Deferred Share Units (“DSUs”) credited to the director under the Deferred Share Unit Plan for Directors (the “DSU Plan”) (2)(3).  See the description of the DSU Plan under “Directors’ Compensation” in this Management Information Circular.

(1)
On September 25, 2008, the Board merged the Compensation Committee and the Nomination & Governance Committee to form the Compensation, Nomination & Governance Committee.  Meeting attendance for Fiscal 2009 is provided below for all three Committees.

(2)	The value of Common Shares/DSUs was calculated using the closing price of the Common Shares on the Nasdaq Stock Market (“Nasdaq”) on May 15, 2009, which was $72.34 per Common Share.
(3)
The following tables reflect Common Share and DSU ownership or control only and do not reflect stock option or restricted share unit information for certain of the directors.  Directors who are also officers of the Company are not compensated for Board of Director service and do not receive DSUs.  Stock option information for Mr. Lazaridis under the Stock Option Plan is reported under “Executive and Director Compensation” in this Management Information Circular, and stock option information for Mr. Estill and Mr. Richardson is reported under “Directors’ Compensation” in this Management Information Circular.

Mike Lazaridis, Waterloo, Ontario, Canada
Mr. Lazaridis, 48, has served as a director of the Company since 1984 and is the co-founder, President and Co-Chief Executive Officer of the Company. Mr. Lazaridis holds an honorary Doctor of Engineering degree from the University of Waterloo.  In May 2009, Mr. Lazaridis was inducted into the Order of the Business Hall of Fame in recognition of his business excellence, outstanding business achievements and enduring contributions to Canadian Society.  In recognition of his leadership and innovation, Mr. Lazaridis was named by the Globe and Mail as Canada’s Nation Builder of the Year for 2002. He is an Officer of the Order of Canada.  Mr. Lazaridis has more than 50 patents issued and has received dozens of industry and community awards for his innovations in wireless radio technology/software. He has founded two research institutions of international significance, the Perimeter Institute for Theoretical Physics and the Institute for Quantum Computing at the University of Waterloo.

Board/Committee membership	Attendance	Public Board membership
Name of Reporting Issuer	Exchange	From
Board	10/10	100%	Nil
Strategic Planning Committee	1/1	100%
Overall attendance	11/11	100%
Securities Held
Fiscal Year	Common Shares (#)(1)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2009	33,238,144	N/A	33,238,144	2,404,447,337
1.  As was publicly disclosed on May 21, 2009, Mr. Lazaridis has entered into automatic securities disposition plans (the “Lazaridis ASDPs”) in accordance with Rule 10b5-1 under the U.S. Exchange Act, applicable Canadian securities legislation and the Company’s Insider Trading Policy.   The Lazaridis ASDPs provide for weekly donations of Common Shares to a registered charitable foundation established by Mr. Lazaridis in an aggregate amount of approximately CDN $190 million over the up to 22-month duration of the Lazaridis ASDPs (assuming that donations are made at the market price for Common Shares on May 21, 2009, the actual amount of the donations will depend on the market price for Common Shares at the time of the donations), subject to limit order prices.  The foundation will immediately sell the shares received from Mr. Lazaridis, subject to a limit order price.  In addition to sales by the foundation, the Lazaridis ASDPs also provide for weekly sales of Common Shares up to a maximum value of CDN $200 million over the up to 22-month duration of the Lazaridis ASDPs, subject to a limit order price.

James Estill, Guelph, Ontario, Canada
Mr. Estill, 52, has served as a director of the Company since 1997. Effective June 1, 2009, Mr. Estill will be the President and Chief Executive Officer of Nu Horizons Electronics Corp., a leading global distributor of advanced technology semiconductor, display, illumination, power and system solutions and is relocating to Dix Hills, New York.  From September 2004 to May 2009, Mr. Estill was the Chief Executive Officer of SYNNEX Canada Limited.  Prior to the acquisition by SYNNEX of EMJ Data Systems Ltd. in September 2004, Mr. Estill was the founder, President and Chief Executive Officer of EMJ Data Systems. Mr. Estill is a graduate of the University of Waterloo and holds a Bachelor of Science, Systems Design Engineering.

Board/Committee membership	Attendance		Public Board membership
			Name of Reporting Issuer	Exchange	From
Board	10/10	100%	Hammond Manufacturing Company Limited	TSX	2001
Compensation Committee	6/7	86%
Nomination & Governance Committee	0/1	0%
Compensation, Nomination & Governance Committee	2/2	100%
Oversight Committee	4/4	100%
Overall attendance	22/24	92%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2009	46,500	2,174	48,674	3,521,077

David Kerr, Toronto, Ontario, Canada
Mr. Kerr, 65, has served as a director of the Company since July 2007. Mr. Kerr is Managing Partner of Edper Financial Corporation, an investment holding company.  From July 2002 to August 2006, Mr. Kerr was Chairman of Falconbridge Limited (formerly Noranda Inc.) and prior to that he was President and Chief Executive Officer of Falconbridge Limited. Mr. Kerr is a director of Brookfield Asset Management Inc., CanWest Global Communication Corp., Sustainable Developments Technology Canada, Sun Life Financial Inc., the Toronto Rehabilitation Hospital Foundation, and the Special Olympics Canada Foundation.  He is also an Advisory Board member at the Schulich School of Business, York University.  In the past five years, Mr. Kerr also served as a director of Shell Canada Limited.

Board/Committee membership	Attendance		Public Board membership
			Name of Reporting Issuer	Exchange	From
Board	10/10	100%	Brookfield Asset Management Inc. Sun Life Financial Inc. CanWest Global Communications Corp.	TSX/NYSE TSX/NYSE TSX	1987 2004 2007
Audit Committee	4/5	80%
Compensation Committee	7/7	100%
Nomination & Governance Committee	1/1	100%
Compensation, Nomination & Governance Committee	2/2	100%
Overall attendance	24/25	96%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2009	6,000	3,257	9,257	669,651

Roger Martin, Toronto, Ontario, Canada
Mr. Martin, 52, has served as a director of the Company since July 2007.  Mr. Martin is Dean and Professor of Strategy at the Joseph L. Rotman School of Management at the University of Toronto. Mr. Martin was formerly a director of Monitor Company, a Cambridge, Massachusetts based consulting firm, and is Chair of the Ontario Task Force on Competitiveness, Productivity, and Economic Progress. Mr. Martin also serves as a director on the board of Thomson Reuters Corporation and the Skoll Foundation, is Vice-Chair of Tennis Canada and is a trustee of The Hospital for Sick Children.  He is also the Director of AIC Institute for Corporate Citizenship.

Board/Committee membership	Attendance(1)		Public Board membership
			Name of Reporting Issuer	Exchange	From
Board	10/10	100%	Thomson Reuters Corporation	TSX/NYSE	1999
Strategic Planning Committee	1/1	100%
Overall attendance	11/11	100%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2009		3,754	3,754	271,564

John E. Richardson, Toronto, Ontario, Canada
Mr. Richardson, 74, has served as a director of the Company since 2003 and has been the lead director of the Company since March 2007. Mr. Richardson has a Bachelor of Commerce degree from the University of Toronto, an MBA from Harvard Business School and an FCA from the Institute of Chartered Accountants of Ontario. Mr. Richardson was appointed Chairman of the Ontario Pension Board in July 2004 and retired from that position at the end of his three year term in June 2007. Mr. Richardson was previously a Senior Partner of Clarkson Gordon & Co, Executive Vice President, Lonvest Corporation (now London Insurance Group Inc.), President of Great Lakes Power, Deputy Chairman of London Insurance Groups Inc., Chairman, President and Chief Executive Officer of Wellington Insurance, and Chairman of London Guarantee Insurance Company. Mr. Richardson was a past board member with The Insurance Bureau of Canada, and the Facility Association.  Mr. Richardson is currently the Chairman of Boiler Inspection and Insurance Co. and a trustee of Armtec Infrastructure Income Fund and Resolve Business Outsourcing Income Fund.

Board/Committee membership	Attendance		Public Board membership
			Name of Reporting Issuer	Exchange	From
Board	10/10	100%	Armtec Infrastructure Income Fund Resolve Business Outsourcing Income Fund	TSX TSX	2004 2006
Audit Committee	5/5	100%
Compensation Committee	6/7	86%
Nomination & Governance Committee	1/1	100%
Compensation, Nomination & Governance Committee	2/2	100%
Oversight Committee	4/4	100%
Overall attendance	28/29	97%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2009	32,500	3,202	35,702	2,582,683

Barbara Stymiest, Toronto, Ontario, Canada
Ms. Stymiest, 52, has served as a director of the Company since March 2007.  Ms. Stymiest has an HBA from the Richard Ivey School of Business, University of Western Ontario and FCA from the Institute of Chartered Accountants of Ontario.  Ms. Stymiest has been the Group Head, Strategy, Treasury & Corporate Services of Royal Bank of Canada since January 2009 and prior to that, Chief Operating Officer of RBC Financial Group since 2004.  Prior to this, Ms. Stymiest held positions as Chief Executive Officer at TSX Group Inc., Executive Vice-President & Chief Financial Officer at BMO Nesbitt Burns and Partner of Ernst & Young LLP.  Ms. Stymiest is currently the Chair and a Director of Symcor Inc., Toronto Rehabilitation Institute Foundation, the Canadian Institute for Advanced Research and the Royal Ontario Museum.  She has also served on a number of professional and charitable organizations including the CICA’s Accounting Oversight Committee, United Way Campaign Cabinet and Hincks-Dellcrest Children’s Centre.

Board/Committee membership	Attendance		Public Board membership
			Name of Reporting Issuer	Exchange	From
Board	10/10	100%	Nil
Audit Committee	5/5	100%
Oversight Committee	4/4	100%
Overall attendance	19/19	100%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2009	6,000	4,336	10,336	747,706

John Wetmore, Toronto, Ontario, Canada
Mr. Wetmore, 59, has served as a director of the Company since March 2007.  Mr. Wetmore has a Bachelor of Mathematics from the University of Waterloo and graduated from the Advanced Executive Program at the Kellogg School, Northwestern University. Mr. Wetmore is the former President and Chief Executive Officer and also the former Chief Financial Officer of IBM Canada.  He also held various finance positions at IBM Americas.  Mr. Wetmore is currently a director of Loblaw Companies Limited, and is a trustee of Resolve Business Outsourcing Income Fund.

Board/Committee membership	Attendance		Public Board membership
			Name of Reporting Issuer	Exchange	From
Board	9/10	90%	Loblaw Companies Limited Resolve Business Outsourcing Income Fund	TSX TSX	2006 2006
Compensation Committee	7/7	100%
Nomination & Governance Committee	1/1	100%
Compensation, Nomination & Governance Committee	2/2	100%
Strategic Planning Committee	1/1	100%
Overall attendance	20/21	95%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2009	5,700	3,487	9,187	664,588

Director Attendance and Committee Meetings Held During the Fiscal Year Ended February 28, 2009

Board members are expected, to the best of their abilities, to attend all board meetings and meetings of committees on which they serve.  Meeting attendance of each nominee proposed for election is reported above.  Set out below is a summary of the board and committee meetings held in Fiscal 2008. In addition, to maintain independence from management, the board and board committees meet without management at each regularly scheduled meeting and at any other time they decide is necessary. In Fiscal 2009, there was one meeting of the independent directors that was held in addition to the board meetings noted below and all independent directors were present for the meeting.

Number of Meetings
Board	10
Audit Committee	5
Oversight Committee	4
Compensation Committee	7
Nomination & Governance Committee	1
Compensation, Nomination & Governance Committee	2
Strategic Planning Committee	1

Penalties and Sanctions and Personal Bankruptcies

The information as to cease trade orders and bankruptcies, not being within the knowledge of the Company, has been furnished by the directors.

Other than as set out below, none of the proposed nominees:

(a)
is, as at the date of this Management Information Circular, or was within ten years before the date of this Management Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)
was subject to an order (as defined in Form 51-102F5 of the Canadian Securities Administrators) that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an order that was issued after the proposed nominee ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

(b)
is at the date hereof, or has been within ten years before the date of this Management Information Circular, a director or executive officer of any company (including the Company) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its  assets; or

(c)
has, within the ten years before this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

On November 7, 2006, as a result of the Company failing to file its second quarter financial statements for fiscal 2007 before the statutory filing deadline of October 17, 2006, each of the Company’s senior officers, proposed nominees (other than Messrs. Kerr and Martin) and certain insiders of the Company were subject to a management cease trade order (the “MCTO”) issued by the Ontario Securities Commission (the “OSC”).  The MCTO prohibited trading in the Company's securities by its senior officers, directors and certain insiders during the time that the MCTO was in effect.  The MCTO was revoked on May 23, 2007 after the required securities filings were made by the Company with the OSC.

On February 5, 2009, a panel of Commissioners of the OSC approved a settlement agreement with the Company, Mike Lazaridis, James Balsillie, James Estill, and certain former directors and officers of the Company, relating to the previously disclosed OSC investigation of the Company’s historical stock option granting practices. Mr. Lazaridis, Mr. Balsillie and one former officer of the Company agreed to contribute, in aggregate, a total of approximately CDN $83.1 million to the Company, consisting of (i) a total of CDN $38.3 million to the Company in respect of the outstanding benefit arising from incorrectly priced stock options granted to all employees of the Company from 1996 to 2006 and (ii) a total of CDN $44.8 million to the Company (CDN $15.0 million of which had previously been paid) to defray costs incurred by the Company in the investigation and remediation of stock option granting practices and related governance practices at the Company. These contributions are being made through Mr. Lazaridis, Mr. Balsillie and one of the former officers undertaking not to exercise vested RIM options to acquire an aggregate of 1,160,129 Common Shares of the Company. Mr. Lazaridis and Mr. Balsillie also paid CDN $1.65 million and CDN $5.7 million, respectively, to the OSC as an administrative penalty and towards the costs of the OSC’s investigation.

As part of the OSC settlement as it relates to current directors of the Company, Mr. Lazaridis and Mr. Estill were reprimanded by the OSC and each agreed to complete a course acceptable to staff of the OSC regarding the duties of directors and officers of public companies by February 5, 2010.  Mr. Estill had previously been enrolled in such a course and has now completed same.

On February 17, 2009, the Company, Mr. Lazaridis, Mr. Balsillie and two former officers of the Company entered into settlements with the United States Securities and Exchange Commission (the "SEC") that resolved the previously disclosed SEC investigation of the Company’s historical stock option granting practices. Mr. Lazaridis and Mr. Balsillie consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the non-scienter based antifraud provisions. The order also provided that Mr. Lazaridis and Mr. Balsillie are liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provided that those amounts are deemed paid in full because Mr. Lazaridis and Mr. Balsillie had already voluntarily paid those amounts to the Company as part of a series of recommendations of a Special Committee of the Company’s Board of Directors following the voluntary internal review by the Company of its historical stock option granting practices.  Messrs. Balsillie and Lazaridis and two former officers of the Company also agreed to monetary penalties totaling, in aggregate, $1.425 million.

2.	Re-appointment of Independent Auditors and Authorization of Directors to fix their Remuneration

At the Meeting, shareholders will be requested to vote on the re-appointment of Ernst & Young LLP (“E&Y”) as independent auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration.  E&Y have been auditors of the Company since the beginning of the fiscal year ended February 28, 1997.

For the fiscal years ended February 28, 2009 and March 1, 2008, the Company incurred the following fees for the services of E&Y:

	Fiscal Year Ended February 28, 2009	Fiscal Year Ended March 1, 2008
Audit Fees	$1,955,000	$1,777,000
Audit Related Fees	$108,000	$124,000
Tax Fees	$4,000	$96,000
	$2,067,000	$1,997,000

Audit Fees

Audit fees were paid for professional services rendered by E&Y for the audit of the Company’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees were paid for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit review of the Company’s financial statements and are not reported above as audit fees.   Audit related services provided included accounting research and internal control review procedures.

Tax Fees

Tax fees were paid for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services.  Tax services provided included international tax compliance engagements.

The Board of Directors recommends a vote “FOR” the re-appointment of E&Y as independent auditors of the Company for the fiscal year ending February 27, 2010 and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the reappointment of Ernst & Young LLP as auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.	Other Matters

Management of the Company knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting.  However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

EXECUTIVE AND DIRECTOR COMPENSATION

1.  Compensation Discussion & Analysis

Introduction

This Compensation Discussion & Analysis ("CD&A") describes and explains the Company’s executive compensation strategy and philosophy and how compensation decisions are made by the Compensation, Nomination & Governance Committee (“CNG Committee”) during the annual executive compensation review.  This CD&A also provides details on decisions made with respect to the compensation paid to the Company's President and Co-Chief Executive Officer, its Co-Chief Executive Officer, its Chief Accounting Officer, and the three other most highly compensated executive officers (collectively, the "NEOs") for Fiscal 2009.  This CD&A also explains the elements that are part of each NEO's compensation and compares the trend in the compensation of the NEOs to the Company’s performance.

Executive Compensation Strategy and Philosophy

The Company aims to provide appropriate compensation for its NEOs and its other executives that is internally equitable, externally competitive and reflects both individual achievements and Company performance. In setting compensation for Fiscal 2009, the CNG Committee considered the following factors:

(a)	fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract and retain highly qualified executives;
(b)	recognition and encouragement of leadership, entrepreneurial spirit and team work;
(c)	long-term incentives to align the financial interests of the executives with the financial interests of the shareholders of the Company through stock options and/or restricted share units;
(d)	short-term incentives to reward individual performance and contribution to the achievement of the Company’s objectives; and
(e)	recognition of an individual’s contribution to the enhancement of shareholder value.

Compensation, Nomination and Governance Committee

The CNG Committee currently consists of John Wetmore (Chair), John Richardson, James Estill and David Kerr, none of whom has ever been: (i) an officer or employee of the Company or any of its subsidiaries; or (ii) indebted to the Company. In addition, no executive officer of the Company has served on the Board of Directors or the compensation committee of any other entity that has had one or more of the executive officers of such entity serve as a member the Company’s Board of Directors or the CNG Committee.  Messrs. Wetmore, Richardson, Estill and Kerr are independent directors within the meaning of the rules of Nasdaq and applicable Canadian securities laws.  The CNG Committee meets regularly without management present.

The CNG Committee is governed by a new written charter adopted by the CNG Committee in April 2009.  In relation to its duties and responsibilities concerning compensation matters within its purview pursuant to the new charter, the CNG Committee is primarily responsible for annually reviewing and recommending to the Board for approval the compensation of the Co-Chief Executive Officers, the Chief Operating Officers, Chief Information Officer, Chief Accounting Officer, Chief Technology Officer, Software, any other executive officers appointed from time to time by the Company to a similar position or level and senior management direct reports to the Co-Chief Executive Officers (collectively, “executive officers”). The CNG Committee also administers the Company’s equity-based compensation plans in accordance with the Company’s Policy on Granting Equity Awards.  In addition, the CNG Committee meets from time to time each year for the purpose of reviewing the overall compensation policy for senior executives, as well as relevant competitive compensation data.  The CNG Committee makes specific recommendations to the Board of Directors on compensation of executive officers.  In consultation with the independent members of the Board of Directors, the CNG Committee assesses the performance of the Co-Chief Executive Officers each year using both financial and non-financial measurements. Recommendations made by the CNG Committee are reviewed and discussed by the full Board of Directors before final Board approval of the Co-Chief Executive Officers’ compensation.

The CNG Committee has sole authority to retain independent compensation consultants to assist the CNG Committee and has the authority to approve the fees payable to any independent compensation consultant that is retained.  Beginning in the Fiscal 2008, the CNG Committee retained the services of Towers Perrin, an independent compensation consultant, to provide advice and counsel to the CNG Committee on the Company’s compensation practices. Since then, the Chair and the members of the CNG Committee have direct access to the Towers Perrin consultants. As the CNG Committee’s advisor, Towers Perrin continues to provide competitive executive compensation information and advice on policy recommendations.  Decisions made by the CNG Committee are the responsibility of the CNG Committee and will generally reflect factors and considerations in addition to the information and advice provided by Towers Perrin.

The CNG Committee has established a pre-approval process for any additional work of a material nature assigned to the independent consultant in order that the CNG Committee would not approve any work that, in its view, could compromise Towers Perrin’s independence as an advisor to the CNG Committee.  In addition to providing consulting services to the CNG Committee, Towers Perrin provides the Company with other compensation consulting services from time to time, primarily with respect to sales incentive compensation. The Towers Perrin consultants that advise the CNG Committee are not involved in other services provided to the Company, either directly or indirectly.  The CNG Committee does not consider the provision of such other consulting services to the Company by Towers Perrin as impairing the independence of Towers Perrin.

The fees paid to Towers Perrin in Fiscal 2009 for independent advice as described above amounted to approximately $111,437.

Annual Compensation Review Process

The compensation of executive officers is reviewed annually by the CNG Committee with guidance and advice from independent external executive compensation consultants.  During this review, the various elements of executive compensation are reviewed against a market comparator group as well as against Company and individual performance.   The focus of the annual review is mainly on base salary, annual incentive and long-term incentive components of executive compensation.

The Co-Chief Executive Officers provide feedback to the CNG Committee on the performance of other executive officers of the Company measured against goals set for the prior fiscal year as well as their compensation recommendations for such other executive officers. The CNG Committee, taking into consideration market information, feedback from the Co-Chief Executive Officers on the performance of other executive officers and their compensation recommendations in respect of such other executive officers, as well as annual Company and individual performance, makes recommendations to the Board of Directors on executive officers' compensation.

As part of the annual executive compensation review conducted by the CNG Committee, the independent external consultants gather information relating to comparator companies to support decisions related to compensation of executive officers and make recommendations as required.  The list of comparator companies used for the annual compensation review in Fiscal 2009 was established by the CNG Committee in Fiscal 2008 with the assistance of Towers Perrin.

The comparator companies, as shown in the table below, were selected on the basis of, among other things, the comparator company’s industry, size, scope and rate of growth relative to the industry, size, scope and rate of growth of the Company. More specifically, when choosing the companies to be included in the market comparator group, the CNG Committee primarily focused on the revenue and the growth of each company as demonstrated by its market capitalization to sales ratio.  Other criteria considered by the CNG Committee when selecting members of the comparator group included:

•	Focus on North American organizations with a global presence;
•	Representation of a cross-section of the technology industry; and
•	Focus on high-growth organizations.

The 16 companies in the comparator group used to assess the competitiveness of base salary and the other elements of executive compensation are presented in the following table reflecting most recent fiscal year data (Source: Research Insight) available for each company.

Current Comparator Companies Corporate Information (as available at April 17, 2009) (millions $)
Company	Sales	Market Cap (Month End March, 2009)	Market Cap/ Sales	Total Assets	Gross Profit Margin (%)	Global	Industry Group
Adobe Systems Inc.	$3,476	$11,210	3.23	$5,822	96%	✓	Software
Applied Materials Inc.	$7,375	$14,290	1.94	$11,006	46%	✓	Semiconductors & Semiconductor Equipment
Autodesk Inc.	$2,315	$3,805	1.64	$2,421	95%	✓	Software
Automatic Data Processing Inc.	$9,019	$17,721	1.96	$23,734	48%	✓	IT Services
BCE Inc.	$16,672	$15,969	0.96	$32,211	71%		Diversified Telecommunication Services
Broadcom Corp.	$4,658	$10,490	2.25	$4,393	55%	✓	Semiconductors & Semiconductor Equipment
Corning Inc.	$5,948	$20,542	3.45	$19,256	58%	✓	Communications Equipment
eBay Inc.	$8,541	$16,102	1.89	$15,592	80%	✓	Internet Software & Services
Electronic Arts Inc.	$4,480	$5,839	1.30	$6,059	55%	✓	Software
EMC Corp. (Mass)	$14,876	$22,947	1.54	$23,875	59%	✓	Computers & Peripherals
Juniper Networks Inc.	$3,572	$7,928	2.22	$7,187	71%	✓	Communications Equipment
QUALCOMM Inc.	$11,219	$64,163	5.72	$24,563	73%	✓	Communications Equipment
Rogers Communications Inc.	$10,662	$15,673	1.47	$13,881	36%		Wireless Telecommunication Services
TELUS Corp.	$9,092	$8,759	0.96	$15,560	66%		Diversified Telecommunication Services
Thomson Reuters Corp.	$11,707	$16,338	1.40	$22,831	30%	✓	Media
Yahoo Inc.	$7,209	$17,826	2.47	$13,690	68%	✓	Internet Software & Services
25th Percentile	$4,525	$9,191	1.41	$6,341	50%	-	-
50th Percentile	$7,958	$15,821	1.91	$14,721	63%	-	-
75th Percentile	$11,080	$17,800	2.42	$23,509	73%	-	-
Average	$8,176	$16,850	2.15	$15,130	63%	-	-
Research In Motion Limited	$11,065	$24,400	2.21	$5,511	51%	✓	Communications Equipment

Based on Fiscal 2009 results, the Company’s revenue and market capitalization are at or above the 75th percentile of the comparator group. In light of the significant growth of the Company over the past two years, the CNG Committee is in the process of reviewing the composition of the comparator group to ensure that it remains appropriate. The CNG Committee anticipates that this review will result in some changes to the comparator group for the current fiscal year.

Compensation Elements for the Named Executive Officers

The CNG Committee began an evaluation of the Company’s executive compensation program in the latter part of Fiscal 2008 and implemented certain changes in Fiscal 2009 to the Company’s executive compensation program. These changes included the implementation of an annual incentive plan and a long-term incentive plan with annual grant guidelines for executive officers and other senior management.

As a result, the compensation of the Company's NEOs is comprised of the following elements:  base salary; short-term incentive; long-term incentive; retirement savings; and benefits.  The purpose of each of theses elements is as follows:

Elements	Purpose of the Compensation Elements
Base Salary
This is a fixed compensation element.

•  This element reflects the executive officer's role, personal performance, experience, contribution to the business of the Company, the size and stage of development of the Company and competitive benchmarks.

Annual Incentive	This is an annual variable compensation element. • This element is designed to reward an executive officer for contribution to achievements of the Company and individual goals set for the fiscal year.
Long-Term Incentive
This is a long-term variable compensation element.

•  This element allows executive officers to potentially receive compensation under the Stock Option Plan and/or the Restricted Share Unit Plan over many years.
•  These plans are designed to enable the Company to attract and retain highly qualified executive officers.
•  These plans are designed to align executive officers and the interests of shareholders by providing incentives which promote the creation of shareholder value.
•  These plans are also designed to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company.

Retirement Savings
This element is designed to assist employees to save for their retirement.

•  The Company's approach to retirement savings is for employees to be responsible for their retirement savings.
•  Executive officers are offered the same retirement savings plan and Company matching program as other employees of the Company.

Other Compensation
Benefits

•  The Company currently offers executive officers the same benefits programs as it offers other employees.
•  These benefit programs are designed to help ensure the health and wellness of employees and to provide coverage in case of death or disability.
•  Benefits programs include supplemental health, dental, life insurance and disability coverage.

Perquisites • Perquisites are not a typical element of executive compensation.

Base Salary

The base salary for each NEO is reviewed annually shortly after the completion of the prior fiscal year.  The Co-Chief Executive Officers' base salaries are reviewed by the CNG Committee against the comparator group based on market data provided by the Company’s independent compensation consultants. The CNG Committee also considers the importance of qualitative factors in assessing individual performance of its NEOs, such as demonstrated leadership ability and the management and implementation of major projects and initiatives.  The CNG Committee makes base salary recommendations for approval by the independent members of the Board of Directors.

The Company’s Co-Chief Executive Officers have the responsibility to propose to the CNG Committee the base salary of the other executive officers.  The recommendations from the Company’s Co-Chief Executive Officers are reviewed and, if determined appropriate, approved by the CNG Committee and the Board of Directors as a whole.

As a result of the compensation review conducted by the CNG Committee after the completion of Fiscal 2008, the NEOs’ base salaries for Fiscal 2009 were increased as shown in the table below.  These adjustments were effective on June 1, 2008 and reflect, as previously mentioned, the NEO's role, personal performance, experience, contribution to the business of the Company, the size and stage of development of the Company and competitive benchmarking to the Company’s comparator group.  For the current fiscal year ending February 27, 2010, there will not be an increase in the NEO’s base salaries which will remain at the same amount as in Fiscal 2009.

Name	Base Salary as at March 1, 2008		Base Salary Effective June 1, 2008[1]
James L. Balsillie	$ 1,177,730	CDN	$ 1,200,000	CDN	$ 1,086,957	U.S.
Mike Lazaridis	$ 1,177,730	CDN	$ 1,200,000	CDN	$ 1,086,957	U.S.
Larry Conlee	$ 650,000	CDN	$ 720,000	CDN	$ 652,174	U.S.
Donald Morrison	$ 625,000	CDN	$ 695,000	CDN	$ 629,529	U.S.
David Yach	$ 500,000	CDN	$ 600,000	CDN	$ 543,478	U.S.
Brian Bidulka	$ 390,000	CDN	$ 425,000	CDN	$ 384,964	U.S.

1. Base Salaries have been converted to U.S. dollars using the Bank of Canada average rate of 1.104 for Fiscal 2009.

Short-Term Compensation Incentives

At the beginning of Fiscal 2009, the CNG Committee approved an annual incentive program for the Co-Chief Executive Officers and the other executive officers (the “Annual Incentive Plan”) following the completion of a review of executive compensation practices of the Company.  The CNG Committee determined that it was important to implement a short-term incentive plan to attract and retain executives essential to the Company’s success and to reward them for the achievement of the Company’s annual performance targets and individual performance.

The Annual Incentive Plan compensates these executives on achievement of certain key measures that are critical growth drivers of the business and that support the Company’s objective of generating increased shareholder value.

The Annual Incentive Plan provides for target annual bonus awards that are expressed as a percentage of base salary and are tied to the achievement of predetermined financial and operational performance objectives for the Company for the relevant fiscal year.  For Fiscal 2009, the three measures that comprised the Annual Incentive Plan were revenue (40% weighting), diluted earnings per share (30% weighting), and net subscriber additions (30% weighting). No bonus is payable in respect of a performance objective if the Company's actual performance is less than 85% of the pre-established targets.

The target awards under the Annual Incentive Plan are 100% of base salary for the Co-Chief Executive Officers, 45% of base salary for each of the Chief Operating Officers and 40% of base salary for the Chief Accounting Officer and the Chief Technology Officer, Software.  Depending on the Company’s actual performance in a fiscal year, the bonus payable to an NEO for that year could be up to 150% of the NEO's target award.

In addition, individual performance can adjust the annual bonus award otherwise payable to a NEO upwards or downwards by up to 25%.  The Co-Chief Executive Officers make recommendations to the CNG Committee for the awards to the other NEOs.  Any awards made to the Co-Chief Executive Officers are recommended by the CNG Committee for approval by the independent directors of the Board of Directors.

Based on the Company's actual performance against targets set for Fiscal 2009 for revenue, diluted earnings per share and net subscriber additions, each of the NEOs received an incentive award for Fiscal 2009 in an amount equivalent to 97.6% of his target award, before taking into account the NEO's individual performance modifier. The performance targets set for the three measures reflected continued, important growth expectations and represented significant increases for each measure over previous year performance.   The Fiscal 2009 Annual Incentive Plan payout factor, before taking into account individual performance modifiers, is summarized in the following table:

Measure	Weighting	Payout Factor

Revenue	40%	39.7%
Diluted EPS	30%	24.8%
Net Subscriber Additions	30%	33.1%
	Total	97.6%

The following six strategic goals established at the beginning of Fiscal 2009 were taken into account by the CNG Committee in determining the individual performance modifier of each of the NEOs as part of the Fiscal 2009 annual compensation review process.

Goal #1	Expand product portfolio with several new smartphones and include support for emerging network technologies.

Goal #2	Develop further enhancements to the software and services platform to grow the Company's customer base in existing and new markets.

Goal #3	Grow and strengthen relationships with the Company's carrier and distribution partners across the globe.

Goal #4	Enhance the BlackBerry user experience further by working closely with the Company's partners to develop compelling mobile applications.

Goal #5	Leverage and expand outsourcing partnerships and increase outsourcing volumes for manufacturing.

Goal #6	Attract, hire and retain the best available talent to maintain the Company's market leading position.

The potential Fiscal 2009 Annual Incentive Plan payout factor, taking into account potential individual performance modifiers of up to +/- 25%, is summarized in the following table:

		Company Performance		Individual Performance Modifier
	Target % Year-end Base Salary	Total Payout Factor Based on Fiscal 2009 Company Performance	Payout % Year-end Base Salary	Low Performance -25%	High Performance +25%
Co-CEOs	100%	97.6%	97.6%	73.2%	122.1%
Chief Operating Officers	45%	97.6%	43.9%	33.0%	54.9%
CAO, CTO and CIO	40%	97.6%	39.1%	29.3%	48.8%

The table below shows the incentive awards to be paid in June 2009 to each NEO with respect to Fiscal Year 2009.  The amount of each NEO's incentive award reflects the combined performance of the Company and the NEO’s performance against the six strategic goals set out above.  Messrs. Balsillie and Lazaridis received an incentive payout equivalent to 108.4% of their base salaries.  The decision to increase the incentive payout was based on their respective contributions to the overall performance of the Company in Fiscal 2009 in a difficult marketplace and economy.  Among their other contributions, including with respect to the six strategic goals, Messrs. Balsillie and Lazaridis lead their teams through significant new product introduction cycles; strengthened relationships with suppliers, carriers/customers and strategic partners; and strengthened/enhanced the Corporation’s brand and market position.  Messrs. Conlee and Morrison received an incentive payout at the “High Performance” level equivalent to 54.9% of their base salaries.  The decision to increase the incentive payout was based on their exceptional performance against the six strategic goals and their significant impact on driving the growth and success of the Company in their respective areas of responsibility, notwithstanding the global economic downturn. Other NEOs demonstrated strong performance against these same goals and their annual incentives reflect a payout level based on Company performance with no adjustment for individual performance.

Name	Annual Incentive Target%	Fiscal 2009 Payout % without Individual Performance Modifier	Fiscal 2009 Payout % with Maximum Individual Performance Modifier	Individual Performance Modifier	Fiscal 2009 Actual Incentive Award[1]
James L. Balsillie	100%	97.6%	122.1%	11%	1,300,625	CDN	1,178,102	U.S.	108.4%
Mike Lazaridis	100%	97.6%	122.1%	11%	1,300,625	CDN	1,178,102	U.S.	108.4%
Larry Conlee	45%	43.9%	54.9%	25%	395,460	CDN	358,207	U.S.	54.9%
Donald Morrison	45%	43.9%	54.9%	25%	381,729	CDN	345,769	U.S.	54.9%
David Yach	40%	39.1%	48.8%	0%	234,347	CDN	212,271	U.S.	39.1%
Brian Bidulka	40%	39.1%	48.8%	0%	165,996	CDN	150,358	U.S.	39.1%

1. Incentive Awards have been converted to U.S. dollars using the Bank of Canada average rate of 1.104 for Fiscal 2009.

Long-Term Incentive Compensation

As can be seen from the Summary Compensation Table on page 20, long-term incentive compensation continues to be a significant element of total compensation for the Company’s executives in order to align their financial interests with the interests of the shareholders. As part of the executive compensation review completed during Fiscal 2008, the CNG Committee reviewed the long-term incentive compensation for the executive officers and other senior management. Based on this review, including market comparator group information provided by the Company’s independent compensation consultants, the CNG Committee implemented formal annual long term incentive grant guidelines (the “Guidelines”) that were effective commencing in Fiscal 2009.

Under the Guidelines, grants of stock options and/or RSUs will generally be made annually and will be based on established grant size ranges depending on, among other things, comparator group information and the position level and the performance of the individual.

Annual grants for Fiscal 2009 under the Guidelines were made by the Company in April 2009 consistent with the practices and procedures set out in the Company’s Policy on Granting Equity Awards. The equity awards for Fiscal 2009 were all within the Company’s established ranges under the Guidelines for such awards and were granted to recognize the contribution of the NEOs to the strong growth and successful financial performance of the Company. Another objective of the annual equity award grants is to align the NEOs' compensation interests with those of shareholders for long term Company performance.

The CNG Committee decided to award all equity grants to executive officers relating to Fiscal 2009 in the form of RSUs.  The RSUs vest only after three years of active employment following the grant date of April 6, 2009, rather than vesting over time during the three year period.

Retirement Savings

The Company offers all Canadian based executive officers the opportunity to participate in the group retirement savings plan that is made available to all other employees.  No additional form of pension plan is offered to the NEOs.

The Company matches Canadian based employees’ contribution to the group RRSP "dollar for dollar" up to three percent of their base salary until they reach the current year RRSP contribution limit.

Other Compensation (Benefits & Perquisites)

The NEOs are offered similar benefits to all other employees with the exception of three NEOs (Messrs. Balsillie, Lazaridis and Morrison) who also receive an automobile allowance, Mr. Morrison whose annual golf club dues are reimbursed by the Company and Mr. Conlee who receives a perquisite relating to his use of the Company’s aircraft as described in the notes to the Summary Compensation Table on page 20.

Reimbursement of Incentive and Equity Based Compensation

In April 2008, the Board of Directors approved a policy with respect to the reimbursement of incentive and equity based compensation.  This policy requires that if the Board of Directors becomes aware of any misconduct by an executive officer that contributed to the Company having to restate all or a portion of its financial statements, the Board of Directors shall take such action as it deems appropriate to remedy the misconduct, prevent its recurrence, and may take disciplinary action against the executive officer.  In addition, the Board of Directors will, to the fullest extent permitted by governing law in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to the executive officer if: (a) the amount of bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of restatement; (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement; and (c) the amount of the bonus or incentive compensation that would have been awarded to the executive officer had the financial results been properly reported would have been lower than the amount actually awarded.

Company Performance and Trends in Executive Compensation

The following graphs show the cumulative total shareholder return of $100 invested in the Company's Common Shares compared to the S&P/TSX Composite Index (expressed in CDN dollars) and the NASDAQ Composite Index for the period February 28, 2004 to February 28, 2009.

	February 28, 2004	February 25, 2005	March 4, 2006	March 3, 2007	March 1, 2008	February 28, 2009
RIM (CDN)	100	122.08	122.85	242.39	465.83	230.99
S&P/TSX	100	110.84	136.3	146.36	154.55	92.43

	February 28, 2004	February 25, 2005	March 4, 2006	March 3, 2007	March 1, 2008	February 28, 2009
RIM (U.S.)	100	132.16	145.45	275	629.85	242.35
NASDAQ Composite	100	101.75	113.44	116.66	111.91	67.88

For the period February 28, 2004 to March 4, 2006, the Company's Common Shares performed in line with both indices.  However, for the last three fiscal years, the Company's Common Shares significantly outperformed both indices.   When comparing the total compensation of the NEOs to the Company's five year Common Share price trend, there is a strong link between their total compensation and the Company's Common Share price in large measure due to the long-term incentive compensation constituting a significant portion of their total compensation package.

Summary Compensation Table

The following table provides a summary of the total compensation earned by each NEO for Fiscal 2009.  The NEOs for this period are the Company’s President and Co-Chief Executive Officer, Co-Chief Executive Officer and Chief Accounting Officer as well as the next three most highly compensated executive officers. On September 18, 2008, the Canadian Securities Administrators adopted a new form relating to executive compensation disclosure that makes significant changes to the requirements applicable to the Company relating to the disclosure of compensation earned by its NEOs and related matters for fiscal years ending on or after December 31, 2008.  As a result of the significant changes made to these disclosure requirements and the resultant difficulties in providing comparative data for the compensation earned by its NEOs for the fiscal years ended March 1, 2008 and March 3, 2007, the Company has disclosed in the table below the total compensation earned by its NEOs for Fiscal 2009 only, as is permitted by the new form.  With a view to providing greater clarity in reporting executive compensation, information presented reflects compensation paid to each NEO during Fiscal 2009 as well as compensation relating to NEO performance during Fiscal 2009 granted or paid after the end of the Fiscal 2009.

Annual Incentive Plan awards for Fiscal 2009 are included in the table below and will be paid to each NEO in June 2009.  The value of RSU Awards included in the table reflects the annual long-term incentive awards for Fiscal 2009 that were granted as RSUs in April 2009 and have a grant date of April 6, 2009.  No stock options awards were granted to NEOs relating to Fiscal 2009.  Pension Value for each NEO reflects the Company contributions during Fiscal 2009 in connection with the NEO's participation in the Company's group registered retirement savings plan (“Group RRSP”).

Summary Compensation Table[2]
					Non-Equity Incentive Plan Compensation ($)
Name	Fiscal Year[1]	Salary ($)	RSUs Awards[3] ($)	Stock Options Awards ($)	Annual Incentive Plan [4]	Long-Term Incentive Plan	Retirement Savings ($)	All Other Compensation ($)	Total Compensation ($)
James L Balsillie, Co-Chief Executive Officer	2009	1,081,900	2,398,875	Nil	1,178,102	Nil	14,075	9,964	4.682,915
Mike Lazaridis, President and Co-Chief Executive Officer	2009	1,081,900	2,398,875	Nil	1,178,102	Nil	9,151	9,964	4,677.991
Larry Conlee, Chief Operating Officer, Product Development and Manufacturing	2009	636,279	799,625	Nil	358,207	Nil	9,351	345,636[5]	2,149,097
Donald Morrison, Chief Operating Officer, BlackBerry	2009	613,634	799,625	Nil	345,769	Nil	9,351	27,242	1,795,620
David Yach, Chief Technology Officer, Software	2009	520,771	479,775	Nil	212,271	Nil	9,834	-	1,222,651
Brian Bidulka, Chief Accounting Officer	2009	377,016	479,775	Nil	150,359	Nil	9,204	-	1,016,354

1.	Fiscal Year 2009 covers the period from March 1, 2008 to February 28, 2009, inclusive.
2.	All compensation paid in Canadian dollars was converted to U.S. dollars using the Bank of Canada average rate of 1.104 for Fiscal 2009.
3.	RSU grants were valued using the fair market value on the Nasdaq on the April 6, 2009 grant date of $63.97.
4.	Annual Incentive plan payouts for Fiscal 2009 reflect the awards to be paid in June 2009.
5.
Represents the incremental cost of travel on Company aircraft relating to travel predominately between Waterloo, Ontario and Chicago, Illinois.  The Company has a Corporate and Charter Aircraft Use Policy under the oversight of the Audit Committee. Use of the Company or charter aircraft by Mr. Conlee for this travel has been approved by one of the Co-Chief Executive Officers.  Mr. Conlee’s use of such aircraft allows Mr. Conlee to work while traveling, which he cannot do generally on commercial aircraft, and shortens his travel time which affords him more time in the office.  The incremental cost of travel on the aircraft is calculated based on the total aggregate variable operating costs, which include the average cost of fuel and engine maintenance programs, as well as actual out-of-pocket costs, such as airport, navigation, security and customs fees and flight crew expenses.

Outstanding Stock Options and RSU Awards

Stock options awards shown in the table below are time-based with varying vesting schedules and terms. The vesting schedules and terms of the NEOs’ outstanding stock options awards as at February 28, 2009 are as follows:

Grant Date	Option expiration date	Vesting	Term
April 12, 2002	April 12, 2009	5 years - 20% per year	7 years
May 2, 2003	May 2, 2010	5 years - 20% per year	7 years
January 15, 2004	January 15, 2011	5 years - 20% per year	7 years
April 7, 2005	April 7, 2012	5 years - 20% per year	7 years
July 3, 2007	July 3, 2014	5 years - 20% per year	7 years
October 10, 2007	October 10, 2013	5 years - 20% per year	6 years
December 27, 2007	December 27, 2013	5 years - 20% per year	6 years
October 10, 2007 [1]	October 10, 2010	2 years - 50% per year	3 years

1. Represents one stock option award made to Mr. Conlee.

The RSU grants made on April 6, 2009 in respect of Fiscal 2009 performance are time based and become fully vested only after three years of active employment rather than vesting over time during such three year period.

The following table provides a summary of the outstanding stock options and RSU awards for each of the NEOs as at February 28, 2009.

	Stock Options Awards				RSUs Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($) CDN	Option expiration date	Value of unexercised in-the-money options[1] ($)	Number of RSUs that have not vested (#)	Market value of RSUs that have not vested[2] ($)
	600,000	$4.0500	May 2, 2010	$22,065,551
James L. Balsillie,	253,735	$18.2483	January 15, 2011	$6,499,768
Co-Chief Executive Officer[3]	450,000	$29.7333	April 7, 2012	$7,465,220
	200,000	$114.5800	October 10, 2013	$-
					37,500	$2,398,875
	441,163	$6.8833	April 12, 2009	$15,241,743
	600,000	$4.0500	May 2, 2010	$22,065,551
Mike Lazaridis,	600,000	$18.2483	January 15, 2011	$15,369,818
President and Co-Chief Executive Officer[3]	450,000	$29.7333	April 7, 2012	$7,465,220
	200,000	$114.5800	October 10, 2013	$-
					37,500	$2,398,875
	9,500	$3.9283	May 2, 2010	$350,280
Larry Conlee,	97,500	$29.7333	April 7, 2012	$1,617,464
Chief Operating Officer,	50,000	$114.5800	October 10, 2010	$-
Product Development and Manufacturing					12,500	$799,625
	150,000	$29.7333	April 7, 2012	$2,488,407
Donald Morrison,	50,000	$114.5800	October 10, 2013	$-
Chief Operating Officer, BlackBerry					12,500	$799,625
	20,000	$114.5800	October 10, 2013	$-
David Yach,	25,000	$115.4000	December 27, 2013	$-
Chief Technology Officer, Software					7,500	$479,775
	60,000	$30.8333	August 4, 2012	$943,490
Brian Bidulka,	30,000	$73.4767	July 3, 2014	$-
Chief Accounting Officer	50,000	$114.5800	October 10, 2013	$-
					7,500	$479,775

1.	Canadian option values were converted to U.S. dollars using the Bank of Canada rate of 1.2723 on February 28, 2009.
2.	RSU grants were valued using the fair market value on the Nasdaq on the April 6, 2009 grant date of $63.97.
3.
Options which Messrs. Lazaridis and Balsillie have undertaken not to exercise as part of a settlement entered into with the Ontario Securities Commission on February 3, 2009 are not included in the column "Number of securities underlying unexercised options". See “Penalties and Sanctions and Personal Bankruptcies”.

Incentive Plan Awards - Value of Vested or Earned during the fiscal year

The following table provides a summary of the value of stock options awards which vested during Fiscal 2009 as well as the value of annual incentive compensation earned during Fiscal 2009 that will be paid in June 2009.

Name	Stock Options Awards Value vested during the year[1] ($)	RSUs Awards Value vested during the year ($)	Short-Term Incentive earned during the year[2] ($)
James L. Balsillie, Co-Chief Executive Officer	$ 27,549,484	$ -	$ 1,178,102
Mike Lazaridis, President and Co-Chief Executive Officer	$ 27,549,484	$ -	$ 1,178,102
Larry Conlee, Chief Operating Officer, Product Development and Manufacturing	$ 10,348,409	$ -	$ 358,207
Donald Morrison, Chief Operating Officer, BlackBerry	$ 2,671,864	$ -	$ 345,769
David Yach, Chief Technology Officer, Software	$ -	$ -	$ 212,271
Brian Bidulka, Chief Accounting Officer	$ 1,356,176	$ -	$ 150,359

1.
The value of vested stock options awards was calculated using the TSX closing price on the vesting date and converted to U.S. dollars using the Bank of Canada exchange rate on that date. The amounts reflect the value of the vested options assuming that they were exercised on the vesting date and not realized values.

2.	Short-Term Incentive compensation earned in CDN dollars was converted to U.S. dollars using the Bank of Canada average rate of 1.104 for Fiscal 2009.

Pension Plan Benefits (Retirement Savings)

The following table reflects the accumulated value in each NEO Group RRSP account as of February 28, 2009. The Compensatory column shows the Company contributions to the accounts of the NEOs during Fiscal 2009.  The Non-compensatory column shows the net impact of contributions made by the NEOs, investment earning/losses and changes in the CDN dollar/U.S. dollar exchange rate during Fiscal 2009.

NEOs participate in the same Group RRSP offered to other employees of the Company.  The Company matches employee contributions on the same basis as it matches NEO contributions

Name	Accumulated Value at Start of Year[1] ($)	Compensatory[2] ($)	Non-Compensatory ($)	Accumulated Value at Year End[3] ($)
James L. Balsillie, Co-Chief Executive Officer	-	14,075	6,355	20,430
Mike Lazaridis, President and Co-Chief Executive Officer	89,406	9,151	(29,122)	69,435
Larry Conlee, Chief Operating Officer, Product Development and Manufacturing	84,665	9,351	(28,694)	65,321
Donald Morrison, Chief Operating Officer, BlackBerry	83,287	9,351	(28,775)	63,863
David Yach, Chief Technology Officer, Software	81,128	9,834	(30,630)	60,332
Brian Bidulka, Chief Accounting Officer	40,485	9,204	(12,929)	36,760

1.	Accumulated values at the start of the year were converted to U.S. dollars using the Bank of Canada rate as of March 1, 2008.
2.	Compensatory values were converted to U.S. dollars using the Bank of Canada average rate of 1.104 for Fiscal 2009.
3.	Accumulated values at the end of the year were converted to U.S. dollars using the Bank of Canada rate as of February 28, 2009.

Termination and Change in Control Benefits

This section summarizes details of clauses in employment contracts or long-term incentive plans that would trigger payments by the Company to the NEOs upon termination, change in control or retirement.

As of February 28, 2009, the Company had entered into employment contracts with only two of the NEOs: Messrs. Morrison and Bidulka.

Mr. Morrison is employed under a written employment contract that was entered into on July 5, 2000. Mr. Morrison’s contract provides that termination of his employment with the Company without cause would entitle him to a payment equal to twelve months’ base salary, target bonus and benefits at the time of such termination.

Mr. Bidulka is employed under a written employment contract that was entered into on August 4, 2005 and that was amended in May 2007. Mr. Bidulka’s contract provides that termination of his employment with the Company upon a change in control would entitle him to a payment equal to six months’ base salary, target bonus and benefits at the time of such termination.

If the termination clauses under their respective employment contracts had been triggered on the last day of Fiscal 2009, Mr. Morrison would have been entitled to CDN $806,333 (being comprised of CDN $792,069 attributable to severance, CDN $3,764 attributable to benefits and CDN $10,500 attributable to retirement savings) and Mr. Bidulka would have been entitled to CDN $240,848 (being comprised of CDN $233,828 attributable to severance, CDN $1,770 attributable to benefits and CDN $5,250 attributable to retirement savings).

The Company's Stock Option Plan includes provisions relating to a change in control of the Company and termination of employment as follows:

•
If there is a Take-over Bid or Issuer Bid made for all or any of the issued and outstanding Common Shares, the Board of Directors may, by resolution, permit all options outstanding under the Plan to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

•
In such situation, if the Board of Directors passed a resolution to trigger immediate vesting, then all outstanding stock options awards as shown in the Outstanding Stock Options and RSU Awards Table would vest immediately.

•
In case of termination of employment for any reason (other than death), a participant under the Stock Option Plan may, but only within 90 days following termination, exercise his or her options to the extent that he or she was entitled to exercise such options at the date of termination.  This provision is subject to any agreement with any participant with respect to the rights of such participant upon termination or change in control of the Company.

The Company's Restricted Share Unit Plan includes provisions relating to a change in control of the Company and termination of employment as follows:

•
In case of a change in control (as defined in the plan), the Board of Directors or the CNG Committee shall have the power to accelerate the time at which an RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change in control.  In such a situation, if the Board of Directors or the CNG Committee passes a resolution to trigger immediate vesting, then all outstanding RSU Awards as shown in the Outstanding Stock Options and RSU Awards Table, would vest immediately.

•
Any RSU Award, whether or not subject to the attainment of performance objectives, shall expire immediately and be forfeited and be of no further force and effect on the date upon which the RSU holder ceases to be an officer or employee of the Company for any reason, unless otherwise determined by the Board of Directors or the CNG Committee at or after the time of the grant.

2.  Directors’ Compensation

Director Fee Schedule

In Fiscal 2008, the independent directors of the Company, upon recommendation of the then Nomination & Governance Committee and after consultation with an external, independent compensation consultant, adopted a revised compensation package for directors who are not officers of the Company. The same compensation package was used in Fiscal 2009. Directors who are also officers of the Company receive no additional remuneration for acting as directors.  Set out below are the compensation details for Fiscal 2009 for directors who are not officers of the Company:

Annual board retainer with 50% paid in DSUs and 50% payable in either cash and/or DSUs at the election of the director) (1)	$150,000
Additional annual retainer for Lead Director (1)	$40,000
Additional annual retainer for Audit Committee Chair (1)	$25,000
Additional annual retainer for CNG Committee Chair (1)	$15,000

1.	All amounts are in CDN dollars. See the Annual Board Retainer and the Deferred Share Unit Plan sections below for an overview of a director’s ability to receive DSUs as a method of payment.

Directors who are not officers of the Company are reimbursed for out-of-pocket expenses for attending all board and committee meetings.

Initial Board Retainer

An initial Board of Directors retainer is paid to each new director upon becoming a member of the Board of Directors.  In his or her first year as a director of the Company, each new director receives a grant of DSUs equal to CDN $150,000.  Directors are required to retain all DSUs granted in satisfaction of the initial Board of Directors retainer until they cease to be members of the Board of Directors.  Since there were no new members appointed or elected to the Board of Directors in Fiscal 2009, no initial retainers were paid.

Annual Board Retainer

The annual board retainer is paid 50% in DSUs and the other 50% is payable in either a combination of cash and/or DSUs at the election of the director pursuant to the DSU Plan.  Directors are required to retain all DSUs acquired with the dedicated annual board retainer until they cease to be members of the Board of Directors.

Deferred Share Unit Plan

Under the DSU Plan, each director who is not an officer of the Company will be credited with DSUs in satisfaction of 50% of his or her annual retainer, and, at the election of the director, up to 100% of the remaining portion of the annual retainer and other fees (such as lead director or committee chair fees) for serving as a director of the Company.  Grants under the DSU Plan replace the stock option awards that were historically granted to independent members of the Board of Directors.  In 2007, the Company discontinued the practice of granting stock options to directors who are not officers of the Company.  Under the DSU Plan, DSUs are granted and allocated to a notional account on a quarterly basis (with the exception of DSUs granted in respect of the initial board retainer, which are granted in their entirety on the first award date after the director joins the Board of Directors).  Each DSU has an initial value equal to the market value of a Common Share at the time the DSU is granted.  A director cannot redeem DSUs for cash until the director ceases to be a member of the Board of Directors.  The director must redeem his or her DSUs prior to December 31 of the calendar year commencing immediately after the calendar year in which the director ceases to be a member of the Board of Directors.  DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s shares over the five trading days preceding the redemption date.  The DSU Plan and the granting of DSUs to directors align director and shareholder interests in that the value of DSUs is directly tied to the value of Common Shares.

Share Ownership Guidelines

In Fiscal 2008, the Board of Directors adopted a guideline that each director who is not an officer of the Company should hold Common Shares and/or DSUs with an aggregate value of not less than five times the annual retainer paid to directors (CDN $750,000 based on the current annual retainer).  Directors are expected to reach this level by 2012 (the fifth anniversary of adoption of the guideline), or for new directors, within five years of joining the Board of Directors. Currently, Messrs. Richardson and Estill, each of whom has been on the Board in excess of five years, satisfy this guideline.

Directors’ Compensation Table

Set out below are amounts in CDN dollars earned by the independent directors in respect of membership on the Board of Directors of the Company and its committees in Fiscal 2009:

Name	Annual Retainer ($) CDN	Committee Chair Retainer	Lead Director Retainer	Total Fees Earned ($) CDN	Amounts Paid In Cash ($) CDN	Amounts Paid In DSUs ($) CDN	Allocation of fees between Cash/DSUs
James Estill	$150,000	Nil	Nil	$150,000	$ 37,500	$112,500	25%/75%
David Kerr	$150,000	Nil	Nil	$150,000	$ 37,500	$112,500	33%/67%
Roger Martin	$150,000	Nil	Nil	$150,000	Nil	$150,000	0%/100%
John Richardson	$150,000	Nil	$40,000	$190,000	Nil	$190,000	0%/100%
Barbara Stymiest	$150,000	$25,000	Nil	$175,000	Nil	$175,000	0%/100%
John Wetmore	$150,000	$15,000	Nil	$165,000	$ 54,000	$111,000	33%/67%

Outstanding Stock Options and DSU Awards

Set out below is a summary of the outstanding stock options and DSU awards for each of the independent directors of the Company as at February 28, 2009 (including stock options granted and DSUs credited to each director before Fiscal 2009):

	Stock Option Awards				DSU Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($) CDN	Option expiration date	Value of unexercised in-the-money options[1] ($)	Number of DSUs[2] (#)	Market value of DSUs[3] ($)

James Estill	6,000	$ 29.7333	7-Apr-12	$ 99,536
Director					2,174	$ 133,345

John Richardson	20,000	$ 4.3050	30-May-10	$ 731,510
Director	15,000	$ 29.7333	7-Apr-12	$ 248,841
					3,202	$ 196,403

Barbara Stymiest
Director					4,336	$ 265,960

Roger Martin
Director					3,754	$ 230,262

David Kerr
Director					3,257	$ 199,777

John Wetmore
Director					3,487	$ 213,885

1.	Option values were converted to U.S. dollars using the Bank of Canada rate of 1.2723 on February 28, 2009.
2.	DSUs do not have vesting conditions/requirements and are redeemable for cash by directors upon ceasing to be a member of the Board of Directors. See “Deferred Share Unit Plan” above.
3.	DSU values were calculated using the fair market value on the TSX on February 28, 2009 of CDN $78.04 and converted to U.S. dollars using the Bank of Canada rate of 1.2723 on that date.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance coverage as at the end of the last fiscal year for the directors and officers as a group is $100 million. The annual premium payable by the Company in respect of such insurance is approximately $1.5 million. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

INDEMNIFICATION

In the fiscal year ended February 28, 2007, the Company undertook a voluntary review of its historical stock option granting practices, which review is described in detail in the Company's Annual MD&A and consolidated financial statements for fiscal 2007. The Company also voluntarily informed the SEC and the OSC of the review.

Subsequently, the SEC, the OSC and the Office of the United States Attorney for the Southern District of New York commenced investigations into the Company’s historical stock option granting practices

Under the Business Corporations Act (Ontario), the Company may indemnify a director or officer of the Company against all costs, charges and expenses reasonably incurred by him or her in respect of any civil, criminal or administrative action where he or she has acted honestly and in good faith with a view to the best interests of the Company and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.   In addition, pursuant to the Company’s by-laws, the Company is required to indemnify its directors and officers if they satisfy the above described conditions.

In addition as is customary for many public corporations, the Company entered into indemnity agreements (the "Indemnity Agreements") with its directors and certain senior officers whereby the Company agreed, subject to applicable law, to indemnify those persons against all costs, charges and expenses which they may sustain or incur in third party actions if: such director or officer complied with his or her fiduciary duties; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.  The Indemnity Agreements further require the Company to pay interim costs and expenses of the director or officer subject to the proviso that the director or officer undertake to repay such costs and expenses with interest if the outcome of any litigation or proceeding establishes that the director or officer was not entitled to indemnification.

In connection with the stock option investigations referred to above, certain of the directors and a number of current and former officers of the Company retained their own legal counsel, and indemnification payments have been made to such persons under the Indemnity Agreements and the Company's by-laws.  For Fiscal 2009, the Company incurred legal fees and disbursements on behalf of directors and officers of the Company as follows: $1,271,862 for the firms acting for James Balsillie, Co-CEO; $1,149,577 for the firms acting for Dennis Kavelman, Special Advisor; $302,947 for the firms acting for Mike Lazaridis, President and Co-CEO; $11,806 for the firms acting for Larry Conlee, Chief Operating Officer, Product Development and Manufacturing; $425,095 for the firms acting for Angelo Loberto, Senior Director, Corporate Operations;  $2,404 for the firms acting for Elizabeth Roe Pfeifer, Vice President, Organizational Development; $25,919 for the firms acting for Roger Witteveen, Vice President, Taxation; $1,356 for the firms acting for Michael Galbraith, Vice President, Operations and Analysis; $15,878 for the firm acting for James Estill, director; $7,939 for the firm acting for John Richardson, director; $59,797 for the firms acting for both Kendall Cork and Douglas Wright, both former directors; $3,941 for the firms acting for Mark Carragher, a former Vice President; and $1,040 for a firm acting for Valdis Martinsons, former Chief Information Officer.  Of these amounts, $2,555,804 was paid during Fiscal 2009 and $723,757 was incurred but unpaid during Fiscal 2009.  For all of the above individuals other than Messrs. Estill and Richardson, the fees and disbursements incurred and paid in respect of Canadian legal counsel were converted to U.S. dollars using the Bank of Canada exchange rate on the day invoices from such counsel were entered into the Company's records.  For Messrs. Estill and Richardson, the fees and disbursements incurred and paid in respect of Canadian legal counsel were converted to U.S. dollars using the Bank of Canada exchange rate on February 28, 2009. For indemnification amounts that were incurred but unpaid during Fiscal 2009, the indemnification amounts were converted to U.S. dollars using the Bank of Canada exchange rate on February 28, 2009.

The Company obtained undertakings from each of the directors and officers whereby if (i) the outcome of any litigation or proceeding for which the Company agrees to indemnify the director or officer establishes that the director or officer was not entitled to indemnification pursuant to the Indemnity Agreement, or (ii) the director or officer is otherwise required by applicable law to repay to the Company amounts paid by way of indemnity, they have agreed to repay to the Company all amounts paid under the indemnities provided to them which the director or officer is required to repay because of the applicability of clause (i) or (ii) above.

Pursuant to the settlement with the OSC referred to under "Election of Directors – Penalties and Sanctions and Personal Bankruptcies", Messrs. Balsillie and Lazaridis agreed to pay to the Company CDN $44.8 million to defray costs incurred by the Company in the investigation and remediation of stock option granting practices and related governance practices at the Company.   Of the $3,279,561 paid or incurred in Fiscal 2009 on account of indemnification, all but $1,754,686 was reimbursed by Messrs. Lazaridis and Balsillie undertaking not to exercise certain of their respective stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out as at February 28, 2009 the number of securities to be issued upon exercise of outstanding options or RSUs, the weighted average exercise price of such outstanding options or RSUs and the number of securities remaining available for future issuance under equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options or RSUs	Weighted-average exercise price of outstanding options or RSUs	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	12,643,923	$27.69	13,281,126
Equity compensation plan not approved by securityholders (1)	90,650	$1.70	Nil
Total	12,734,573	$27.51	13,281,126

1.
The Company issued options to purchase Common Shares in connection with one acquisition (the “Acquisition Plan”), which were approved by the TSX. Such options have substantially the same terms as stock options issued under the Stock Option Plan and no more options can be granted under the Acquisition Plan.

Stock Option Plan

The Company has a stock option plan (the “Stock Option Plan”) for the benefit of employees, officers, directors, directors emeritus and consultants of the Company.  Effective July 2007, directors who are not officers of the Company are not eligible to receive grants of stock options.  The following is a summary of the principal terms of the Stock Option Plan as currently in effect.

The purpose of the Stock Option Plan is to attract and retain employees and to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Company.  The Company did not grant any options to purchase Common Shares pursuant to the Stock Option Plan during Fiscal 2009.  As at May 15, 2009, the aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan, the RSU Plan (as defined below) and the Acquisition Plan is 24,884,636 representing approximately 4.4% of the Company's current issued and outstanding Common Shares (on a non-diluted basis).  Options to purchase an aggregate of 11,356,939 Common Shares, representing approximately 2.0% of the Company's issued and outstanding Common Shares (as of May 15, 2009 on a non-diluted basis), are currently outstanding under the Stock Option Plan and the Acquisition Plan. In addition, 3,334 Common Shares are issuable by the Company upon the exercise of RSUs.  This leaves 13,524,363 Common Shares, representing approximately 2.4% of the Company's current issued and outstanding Common Shares (on a non-diluted basis), available for issuance under the Stock Option Plan, the Acquisition Plan and the RSU Plan.

Pursuant to the Company’s Policy on Granting Equity Awards (the “Policy”) described below, the Stock Option Plan is administered by the CNG Committee.  Each of the Board of Directors and the CNG Committee has full and complete authority to interpret the Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Stock Option Plan provides for an aggregate maximum reserve of 5% of the issued and outstanding Common Shares for issuance to any one person.  The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Company and their associates when taken together with any other share compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares, and the maximum number of Common Shares which may be issued to insiders of the Company and their associates under the Stock Option Plan within any one year period, when taken together with any other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one insider and his or her associates, cannot exceed 5% of the issued and outstanding Common Shares.

Options granted under the Stock Option Plan must have an exercise price of not less than the closing price of the Common Shares on the TSX or Nasdaq on the grant date in accordance with the Policy and are exercisable for a period not to exceed ten years. The term and vesting of stock options is at the discretion of the CNG Committee. Options typically vest equally over a five year period as to one-fifth after the first anniversary of the date of grant and as to additional one-fifths after the second, third, fourth and fifth anniversaries of the date of grant, with the Board of Directors or CNG Committee having the authority to accelerate the vesting of all or any part of the options.  Options are not assignable and terminate: (i) ninety days following the termination of an optionee's employment for any reason other than death; and (ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board of Directors or the CNG Committee.

Under the current terms of the Stock Option Plan, the Board of Directors reserves the right to amend, modify or terminate the Stock Option Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors.  However, any amendment of the Stock Option Plan which would: (a) increase the number of Common Shares (or other securities) issuable under the Stock Option Plan; (b) expand the scope of persons eligible to participate in the Stock Option Plan; (c) reduces the exercise price of an option; (d) amend the transferability or assignability of an option except as otherwise permitted by the Stock Option Plan; (e) extend the term of an option beyond its original expiry date except as otherwise permitted by the Stock Option Plan; and (f) require approval by shareholders under applicable law shall be effective only upon any required approval of the shareholders of the Company. Any amendment to any provision of the Stock Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Restricted Share Unit Plan

In 2005, the Board of Directors, on the recommendation of outside consultants, established a restricted share unit plan (the “RSU Plan”) to provide a more balanced approach to incentive compensation by including mid/long-term incentive compensation.  The purpose of the RSU Plan is to promote the mid-term and long-term success of the Company by providing the Board of Directors with additional flexibility to recruit, motivate and retain employees through the issuance of RSUs to participants based on an assessment of the participant’s current and potential ability to contribute to the success of the Company.

The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries (the “Designated Employees”).

At any time, the aggregate number of Common Shares issued or which may be issued from treasury of the Company pursuant to grants of RSUs allocated to Designated Employees together with the aggregate number of Common Shares issued or for which options are outstanding under the Stock Option Plan shall not exceed the total number of Common Shares currently reserved for issuance under the Stock Option Plan.  The RSU Plan therefore does not provide any dilution beyond what already exists under the Stock Option Plan.

RSUs are “phantom” shares that rise and fall in value based on the value of the Common Shares, and are redeemed for either Common Shares issued by the Company, Common Shares purchased on the open market by a trustee selected by the Company or the cash equivalent on the vesting dates established by the Board of Directors or committee thereof at the time of grant, in its sole discretion. Such Common Shares issued by the Company will be issued from the pool of Common Shares currently reserved for issuance pursuant to the Stock Option Plan and such Common Shares so issued under the RSU Plan will reduce the amount available for issuance under the Stock Option Plan.  Common Shares purchased on the open market by a trustee selected by the Company will not reduce the amount available for issuance under the Stock Option Plan.  There are currently 3,334 RSUs outstanding which will, upon vesting, be satisfied by the issuance of Common Shares by the Company and 655,500 RSUs which will, upon vesting, be satisfied by Common Shares purchased on the open market by a trustee selected by the Company.

Under the RSU Plan, the value of each RSU issued pursuant to the RSU Plan will be the closing trading price of the Common Shares on the TSX or Nasdaq on the last trading day immediately preceding the vesting date of the RSU.

The maximum number of Common Shares issuable to insiders (as defined under the Securities Act (Ontario)), at any time, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

An RSU is exercisable for one Common Share or the cash equivalent at the end of a restricted period of time which may be subject to the attainment of certain performance objectives (“Vesting Period”').  The Board of Directors may from time to time amend or revise the terms of the RSU Plan or may discontinue the RSU Plan at any time.  Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan, the eligible participants under the RSU Plan and to change the provisions relating to insider restrictions described above.  Subject to regulatory approval, all other amendments to the RSU Plan may be made by the Board of Directors without obtaining shareholder approval, such amendments including an amendment to the Vesting Period of an RSU or an amendment to the termination provisions of an RSU.

Upon a Designated Employee ceasing to be an employee of the Company for any reason prior to the end of the Vesting Period, all RSUs held by such Designated Employee shall expire immediately and be forfeited and be of no further force and effect on the date upon which the Designated Employee ceases to be an employee of the Company, unless otherwise determined by the Board of Directors or a committee thereof at or after the time of the grant.  Under the terms of the RSU Plan, the Board of Directors has the power to accelerate the time at which an RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change of control.

The rights or interests of a Designated Employee under the RSU Plan are not assignable or transferable, other than by will or the laws governing the devolution of property in the event of death, without the consent of the Board of Directors or committee thereof.

Company’s Policy on Granting Equity Awards

The Board of Directors has adopted a Policy, which is summarized below.

Under the Policy, only the CNG Committee may grant equity awards pursuant to the authority delegated to the CNG Committee by the Board of Directors in accordance with the terms of each of the Company's equity compensation plans.  There is no further delegation of the authority of the CNG Committee to grant equity awards to any member of the Board of Directors or to any officers or other employee of the Company.

Except as provided below, all equity award grants, including periodic grants, promotional grants and new hire grants, are made on a quarterly basis by the CNG Committee at a duly convened meeting of the CNG Committee that is held during the two-week period beginning on the date on which the Company publicly releases its quarterly or annual earnings results; provided, that a "special trading blackout", as defined in the Company's Insider Trading Policy, is not then in effect (and is not expected to be in effect when the "regular trading blackout", as defined in the Company's Insider Trading Policy, terminates following the release of the Company's results).  If the meeting of the CNG Committee is held on the day that the Company publicly releases its results or the first trading day following such date, the "grant date" or "award date", as the case may be, will be the second trading day following the day that the Company publicly releases its results in order to permit the exercise price of stock options approved by the CNG Committee to reflect two full days of trading in the Common Shares following the release of its results (unless a special trading blackout is implemented following the meeting of the CNG Committee and prior to the termination of the regular trading blackout, in which case, the grant date or award date shall be the first trading day following the termination of the special trading blackout).  If the meeting of the CNG Committee is held on or after the second trading day following the date on which the Company publicly releases its results, the grant date or award date will be the date on which the meeting is held.  In accordance with the Stock Option Plan, the exercise price with respect to an option may not be less than the closing price of the Common Shares on the TSX or Nasdaq on the grant date.

If a special trading blackout is in effect at the time the CNG Committee would otherwise meet to approve quarterly grants (or is expected to be in effect when the regular trading blackout terminates following the release of the Company's results), equity award grants may be made by the CNG Committee at a duly convened meeting of the CNG Committee that is held during the two-week period beginning on the trading day following the termination of the special trading blackout, in which case, the grant date or award date will be the date on which the meeting is held.

Under exceptional and limited circumstances, equity awards may be granted by the CNG Committee at any time other than during a trading blackout, so long as the grant is approved by the CNG Committee at a duly convened meeting of the CNG Committee held for that purpose.  In connection with the hiring of a new employee pursuant to this exception, the grant date or award date will be the date the new officer commences employment with the Company, which is the date the individual is placed on the Company's payroll at his or her full-time salary amount.

No grant may be made with a grant date or award date prior to the date the CNG Committee approves the grant of the equity award.  All grants will be made pursuant to a standard form of equity award agreement previously approved by the CNG Committee unless the CNG Committee determines otherwise.

Grants of equity awards to employees in France must also comply with additional requirements set forth in the Company’s Guidelines for Issuance of Options to Employees in France, as amended from time to time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Except as follows, no director or senior officer of the Company was indebted to the Company in Fiscal 2009.  In April 2008, an officer of the Company resident in Colleyville, Texas, Tom Sanchez, the Company's Vice President, Licensing & Standards, exercised options to purchase Common Shares, which options were expiring imminently.  Under the Company's Insider Trading Policy, Mr. Sanchez was allowed to exercise the options but could not sell the underlying Common Shares.  Under U.S. income tax rules, this exercise resulted in an immediate taxable stock option benefit giving rise to United States tax owing of US$4,650,763, which the Company was required to withhold and remit at the time of exercise, regardless of whether the underlying Common Shares were sold at that time.  Mr. Sanchez advised the Company that he could not fund the United States tax liability without selling the underlying Common Shares.  As he was not permitted to do so under the Company's Insider Trading Policy, the Company agreed to fund the tax withholding liability pursuant to an interest free loan to Mr. Sanchez.  This loan remained outstanding during Fiscal 2009 but was subsequently repaid in full on April 29, 2009.  Mr. Sanchez is not an executive officer of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, no proposed nominee for election as a director, nor any associate or any affiliate of any such person or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company’s last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Company is subject to the requirements of the U.S. Sarbanes-Oxley Act of 2002 and requirements of the TSX and Nasdaq and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Company’s Co-Chief Executive Officers and Chief Accounting Officer; oversight of the Company’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Company’s external auditors; and the establishment of procedures for the anonymous submission of employee’s complaints regarding the Company’s accounting practices (commonly known as whistle-blower procedures).

The Company’s disclosure pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices is set out in Schedule “A” to this Management Information Circular.

Board of Directors

National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  A director is considered independent only where the board determines that the director has no material relationship with the Company.  Director independence of each of the current directors is determined by the board of directors with reference to the requirements as set forth by Canadian securities regulators in National Instrument 52-110 Audit Committees, the rules of Nasdaq and SEC rules and regulations (collectively, the “Rules and Regulations”).

The Board has determined that Mr. James Estill, Mr. David Kerr, Mr. Roger Martin, Mr. John Richardson, Ms. Barbara Stymiest and Mr. John Wetmore are each independent directors within the meaning of the Rules and Regulations.  Mr. Lazaridis, President and Co-Chief Executive Officer is considered to have a material relation with the Company by virtue of his executive officer position with the Company and therefore, is not independent.  With six of the seven directors proposed to be nominated considered independent, the Board of Directors is composed of a majority of independent directors.

Mandate of the Board of Directors

The Company’s Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors discharges, in part, its responsibility directly and through the Audit Committee, Strategic Planning Committee and the CNG Committee. The Board of Directors operates pursuant to a written mandate. The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company, and the independent directors of the Company meet regularly without management or management directors present.

Specific responsibilities of the Board of Directors include:

•	reviewing and approving the Company’s strategic and operating initiatives;
•	reviewing and approving significant operational and financial matters and providing direction to management on these matters;
•	reviewing and identifying the principal risks of the Company’s business and implementing of appropriate systems to manage these risks;
•	reviewing and approving corporate objectives and goals applicable to senior management of the Company and assessing and monitoring the performance of senior management; and
•	involvement in the hiring and replacement of the senior management of the Company and succession planning for senior management personnel.

BOARD COMMITTEES

During Fiscal 2009, the Board of Directors had four committees: the Audit Committee, the CNG Committee, the Strategic Planning Committee and the Oversight Committee.  Each of the committees, with the exception of the Strategic Planning Committee, was composed entirely of independent directors. The Company does not have an Executive Committee.

The Audit Committee met four times during the year to review the interim and annual financial statements, notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and to make other recommendations to the Board of Directors.  The Audit Committee also had one other meeting. The Audit Committee has full and unrestricted access to the Company’s internal finance department to review issues as appropriate and meets independently with the external auditors of the Company on a regular basis. The Company’s Risk Performance and Audit Group also functionally reports directly to the Audit Committee and administratively to the Co-Chief Executive Officer, Mr. Balsillie.  The Audit Committee also makes recommendations as to the implementation and operation of internal accounting controls and financial reporting practices and procedures. Its responsibilities are set out in a written charter amended and approved by the Board of Directors in April 2009, a copy of which is appended to the Company’s Fiscal 2009 Annual Information Form, which can be accessed at www.sedar.com.  Other information related to the composition of the Audit Committee can also be found under the heading “Audit Committee” in the Company’s Fiscal 2009 Annual Information Form, which can be accessed at www.sedar.com.

In September 2008, the CNG Committee were combined to constitute the CNG Committee which is involved with compensation issues regarding directors and senior management of the Company, including establishing and approving the remuneration of the Named Executive Officers, reviewing and making recommendations concerning the operation of the Company’s Stock Option Plan and RSU Plan and reporting to shareholders concerning executive compensation.  It is also involved in the selection and appointment of qualified, effective directors and for the review and compensation of individual directors.

During Fiscal 2009, the Oversight Committee was involved with examining executive compensation, the use of stock options as a compensation mechanism, trading by insiders, hiring practices and a general review of activities within the accounting and finance groups.  Effective April 2, 2009, the Oversight Committee was dissolved and its activities undertaken by the Audit Committee except for oversight of matters relating to executive compensation and the granting of equity awards, which were transferred to the CNG Committee.

The Strategic Planning Committee is involved in establishing the strategic direction of the Company as proposed by Management.  Due to the relatively small number of directors on the board, oversight of the tasks associated with the Company’s strategic planning process was previously conducted by the Board of Directors as a whole.  The Strategic Planning Committee was formed on October 11, 2007 and had one meeting in Fiscal 2009.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is mandated to oversee all audit and quarterly review engagements, the preparation of financial statements, the review of press releases of financial results, and the review of other regulatory documents as required. In addition, the Audit Committee is responsible for the oversight of the Company’s internal accounting controls and financial reporting practices and procedures, the appointment and oversight of the Company’s independent auditors, the pre-approval of all audit services and permissible non-audit services, the establishment of procedures for the receipt and treatment of complaints regarding accounting, internal control or auditing matters as well as the oversight of all activities of the Company’s Risk Performance and Audit Group.

The Audit Committee, which consists entirely of independent directors, meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, and to review the Company’s interim and annual consolidated financial statements, notes and MD&A of the Company. In addition, the Audit Committee reviews the independent auditor’s report and discusses significant financial reporting issues, critical accounting policies and significant estimates and other auditing matters. The independent auditors have full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings and recommendations to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.  The Audit Committee has discussed issues concerning independence of the auditors with the Company’s auditors and has received written confirmation of such independence.

Based on the review and discussions above, the Audit Committee has recommended to the Board of Directors approval of the audited consolidated financial statements, notes and MD&A for Fiscal 2009.

The members of the Audit Committee have approved the contents of this report and its inclusion in this Management Information Circular.

Report presented by:

Barbara Stymiest (Committee Chair)
John Richardson
David Kerr

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Corporate Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

(i)	the Fiscal 2009 Annual Report to Shareholders containing the audited consolidated financial statements for the year ended February 28, 2009 together with the accompanying Auditor’s Report;

(ii)	the interim unaudited consolidated financial statements for periods subsequent to February 28, 2009;

(iii)	the Fiscal 2009 Annual MD&A;

(iv)	this Management Information Circular; and

(v)	the Fiscal 2009 Annual Information Form.

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the website of the Securities and Exchange Commission at www.sec.gov. Financial information of the Company is provided in the Company’s comparative financial statements and Annual MD&A for the Company’s most recently completed financial year.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting at the Meeting, whether in person or by proxy.  Except where otherwise indicated, information contained herein is given as of the date hereof.

The undersigned hereby certifies that the contents, together with the distribution of this Management Information Circular, have been approved by the Board of Directors of the Company on May 28, 2009.  A copy of this Management Information Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

DATED at Waterloo, Ontario, the 28th day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) John Richardson, Lead Director

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

1.(a)	Disclose the identity of directors who are independent.
Six of the current Board members qualify as independent directors under National Instrument 52-110 - Audit Committees (the “Audit Committee Instrument”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance Instrument”): James Estill, David Kerr, Roger Martin, John Richardson, Barbara Stymiest and John Wetmore.  See “Report on Corporate Governance Practices – Board of Directors” in the Management Information Circular for further details on the Board’s determination of independence. If the proposed nominees to the Board are elected at the Meeting, then six of the Board Members qualify as independent directors:  James Estill, David Kerr, Roger Martin, John Richardson, Barbara Stymiest and John Wetmore.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
One of the current Board members, Mike Lazaridis, does not qualify as an independent director under the Audit Committee Instrument and Corporate Governance Instrument because he is an officer of the Company.  See “Report on Corporate Governance Practices – Board of Directors” in the Management Information Circular for further details on the Board’s determination of independence.

(c)
Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the current directors are independent and if the nominees proposed for election in the Management Information Circular are elected at the Meeting, a majority of the directors will continue to be independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All directorships with other public entities for each of the Board members are set forth under “Business to be Transacted at the Meeting – Election of Directors.”

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors met regularly without non-independent directors and members of management present during 2009 at meetings of the Oversight Committee, Audit Committee, CNG Committee (and the predecessor Compensation Committee and Nomination & Governance Committee) and at least one board meeting.  See "Election of Directors – Director Attendance and Committee Meetings Held During the Fiscal Year Ended February 28, 2009" for a listing of Committee and Board meetings.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Company does not currently have a chair of the Board but rather Mr. John Richardson acts as the Lead Director of the Board of Directors.  Mr. Richardson’s roles and responsibilities include: (i) approving information submitted by management to the Board, (ii) approving the agenda for Board Meetings, (iii) leading meetings of the independent directors, (iv) serving as a liaison between the independent directors and the Co-Chief Executive Officers, and (v) being able to call, with due notice, a meeting of the Board and/or an executive session of the Board consisting exclusively of independent directors.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.
The attendance record of each director for all Board and standing committee meetings  held since the beginning of the Company’s most recently completed financial year is set forth under each director’s biography under “Business to be Transacted at the Meeting – Election of Directors”.

2.	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
The written mandate of the Board is attached to this Circular as Appendix “A”.  A description of the Board’s mandate is also set forth under “Report on Corporate Governance Practices – Mandate of the Board of Directors”.

3.(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed written mandates for the chair and the chair of each Board committee. Effective April 2, 2009, the Oversight Committee was dissolved and its activities undertaken by the Audit Committee except for oversight of matters relating to executive compensation and the granting of equity awards, which were transferred to the CNG Committee.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board and the Co-CEOs have not developed a written position description for Co-CEOs, Mr. Lazaridis and Mr. Balsillie.  Objectives for the Co-CEOs are established through the process of considering and approving the Company’s strategic objectives as well as through regular discussions of the Board at board meetings.

4. (a)	Briefly describe what measures the board takes to orient new members regarding (i) the role of the board, its committees and its directors; and (ii) the nature and operation of the issuer’s business.
The Board and specifically the CNG Committee ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position adequately.  The CNG Committee is responsible for the orientation and education of new directors.  Reports relating to the Company's business and affairs are provided to new directors.  In addition, new Board members meet with senior management of the Company to review the business technology and affairs of the Company and meet with legal counsel for a briefing on material regulatory and legal proceedings.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The CNG Committee’s charter formally sets out the roles of the Committee with respect to continuing education, including responsibility for the development and review of director orientation and continuing education programs.  The CNG Committee intends during the coming fiscal year to begin designing a more formal process regarding the orientation and education of directors.

5. (a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees of the issuer. If the board has adopted a written code:	The Company has adopted a written code of ethics (the “Code”).

(i) disclose how a person or company may obtain a copy of the code;
The Code is available on SEDAR at www.sedar.com  and on the Company’s website at http://www.rim.com/, or upon request to the Corporate Secretary of the Company at its executive office, 295 Phillip Street, Waterloo, Ontario, N2L 3W8.

	(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Board, through the Audit Committee, receives reports on compliance with the Code.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(iii)           provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has not granted any waiver of the Code in favour of any directors, officers or employees since the Code was adopted by the Board.  Accordingly, no material change report has been required or filed.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Board members are asked to abstain from discussions and approvals if a transaction is contemplated where a Board member has a material interest.  In addition, the independent directors meet regularly without management and directors who are officers of the Company.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Board of Directors has approved a number of policies and procedures to provide guidance to employees concerning business choices, decisions and behaviours. The Company has created a document which references all policies and a guideline that employees are expected to comply with and is called the Business Standards and Principles.

The Business Standards and Principles includes a number of policies and guidelines, a selection of which includes the following policies:

•Code of Ethics;
•Handling Financial Complaints Guidelines;
•Employee/Consultant Confidentiality and Intellectual Property Agreement;
•Corporate Disclosure Policy, and;
•Insider Trading Policy.

Employees are asked to acknowledge, accept, and comply with the Business Standards and Principles on an annual basis.

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

6. (a)	Describe the process by which the board identifies new candidates for board nomination.
The CNG Committee is governed by a formal charter and has the responsibility for nominating new directors and is guided by the following general principles in deciding upon such appointments:

   -    the specific skill set required on the Board at a given time taking into account the skill sets of the remaining Board members;
   -    the academic and employment-related qualifications of the individual;
   -    relevant industry experience; and
   -    alignment with the philosophies of the Company, including a commitment to promote the implementation of the policies adopted by the Company.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The CNG Committee is composed entirely of independent directors, being, James Estill, David Kerr, John Richardson and John Wetmore.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee
The responsibilities of the CNG Committee include: (i) the selection and recommendation for appointment to the Board of qualified, effective directors, (ii) the review of individual directors' qualifications and (iii) orientation and education of new directors.  The CNG Committee also intends during the coming fiscal year to begin designing a more formal process of annual assessment of the Board’s performance and effectiveness.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

7. (a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.
Only independent directors are compensated for acting as a director of the Company. In Fiscal 2008, the independent members of the Board retained Towers Perrin to perform a competitive assessment of independent director compensation.  Towers Perrin concluded that the compensation paid to the independent directors of the Company was in the bottom deciles of cash compensation and that overall director compensation was in the bottom quartile of samples used as comparators by Towers Perrin.  Based on the findings and recommendations of Towers Perrin and a review of such findings and recommendations by the then Nomination & Governance Committee, the then Nomination & Governance Committee recommended to the Board a new compensation package for independent directors.  The Board accepted the then Nomination & Governance Committee’s recommendation with respect to independent director compensation and the same compensation was paid to the independent directors in Fiscal 2009 as in Fiscal 2008. Details of the compensation paid to independent directors can be found under the heading “Executive and Director Compensation” in the Management Information Circular.

The process used by the Board to determine the compensation of the Company’s officers is set forth under “Executive and Director Compensation”.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The CNG Committee is composed entirely of independent directors, being James Estill, David Kerr, John Richardson and John Wetmore.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities of the CNG Committee are set forth under “Executive and Director Compensation”.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In Fiscal 2008, the Company retained Towers Perrin to provide expert advice on executive compensation, Board compensation and related governance issues and to report to the then Compensation Committee with advice.  Among other things, Towers Perrin was mandated by the Company to: (a) draft for the then Compensation Committee’s consideration a new Compensation Committee Charter, which would address, among other things, reporting and risk management in relation to the use of options to purchase Company shares; and (b) render an opinion to the Compensation Committee on whether it would constitute a material improvement to the Company’s current corporate governance policies and practices to (i) assess the effectiveness of the then Compensation Committee and its members, and (ii) disclose to the public such assessments and the process by which such assessments are made.  For Fiscal 2009, Towers Perrin fees totalled approximately $111,437.

8.	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Company has a Strategic Planning Committee and until April 2, 2009, also had an Oversight Committee.  Effective April 2, 2009, the Oversight Committee was dissolved and its activities undertaken by the Audit Committee except for oversight matters relating to executive compensation and the granting of equity awards, which were transferred to the CNG Committee. The current members of the Strategic Planning Committee are set forth under each of the directors biographies under the heading “Business to be Transacted at the Meeting – Election of Directors”.  Additional information on the Strategic Planning Committee and its membership can be found under the heading “Board Committees”.

9.
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The Board, its committees and individual directors are not currently formally assessed with respect to their effectiveness and contribution; however, the CNG Committee monitors the effectiveness of the relationship between management and the Board, the effectiveness of the operation of the Board, Board committees and individual directors and recommends improvements to each of the above.  The CNG Committee also intends during the coming fiscal year to begin designing a more formal process of annual assessment of the Board’s performance and effectiveness.

APPENDIX “A”

MANDATE OF THE BOARD OF DIRECTORS OF RESEARCH IN MOTION LIMITED

The Board of Directors (the “Board”) of Research In Motion Limited (the “Corporation”) supervises the management of the Corporation’s business and affairs. The Board makes major policy decisions, delegates to management the authority and responsibility for the day-to-day affairs of the Corporation and reviews management’s performance and effectiveness on an ongoing basis.

From time to time, the Board may delegate certain duties and responsibilities to committees comprised of its member directors (“Directors”) who are deemed “independent” pursuant to the securities laws and stock exchange requirements applicable to the Corporation. The Board has formed an Audit Committee, Compensation Committee and Nomination Committee to perform certain delegated duties and responsibilities.  However, such delegation does not relieve the Board of its overall responsibilities.

The Nomination Committee monitors the effectiveness of the relationship between management of the Corporation and the Board, as well as the effectiveness of the operation of the Board, Board committees and Directors. Directors are expected to attend, to the best of their ability, all Board and committee meetings, review materials in advance of those meetings and take an active part in Board discussions.

Directors may engage the services of independent advisors in accordance with the charters of the Board’s committees.

RESPONSIBILITIES

In its supervision and management of the Corporation’s business and affairs, the Board has the following responsibilities:

1)	ensuring that a culture of integrity is created throughout the organization;

2)	participating in the Corporation’s strategic planning process;

3)	assessing the principal business risks of the Corporation;

4)	reviewing the Corporation’s organizational structure and succession planning;

5)
monitoring the Co-Chief Executives’ performance (including  their monitoring of other senior management), approving their compensation and reviewing the Corporation’s overall compensation policy for senior executives;

6)	adopting and monitoring a disclosure policy for the Corporation;

7)	monitoring the integrity of internal control and management information systems; and

8)	developing the Corporation’s approach to corporate governance.

METHOD OF OPERATION

1)	Meetings of the Board are held at least quarterly and as required.

2)
The Board chair develops the agenda for each meeting of the Board. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

3)	Independent Directors meet periodically without management and other non-independent Directors present.

4)	This Mandate of the Board will be reviewed annually and updated as the Board deems appropriate.

DOCUMENT 2

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Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on July 14, 2009

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.	Fold

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 6:30 p.m., Eastern Daylight Time, on July 10, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	•	Go to the following web site: www.investorvote.com	•	You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.
If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

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Appointment of Proxyholder
I/We, being shareholder(s) of Research In Motion Limited (hereinafter called the "Company") hereby appoint: James L. Balsillie, Co-Chief Executive Officer of the Company, or failing him, Mike Lazaridis, President and Co-Chief Executive Officer of the Company,
OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual meeting of shareholders to be held on July 14, 2009 at 6:30 p.m. and at all adjournments thereof (the “Meeting”).

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold	For	Withhold	For	Withhold

01. Mike Lazaridis		02. James Estill		03. David Kerr
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04. Roger Martin		05. John Richardson		06. Barbara Stymiest		Fold

07. John Wetmore

	For	Withhold

2. Appointment of Auditors

Vote FOR or WITHHOLD from voting in respect of the re-appointment of Ernst & Young LLP as independent auditors of the Company and authorizing the directors to fix their remuneration.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive interim financial	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual
statements and accompanying Management’s Discussion and Analysis by mail.	Financial Statements and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	June 25, 2009	By:	/s/ Brian Bidulka
			Name:	Brian Bidulka
			Title:	Chief Accounting Officer